SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on December 12, 2008, entitled "StatoilHydro’s share saving plan allocates shares".

StatoilHydro’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of StatoilHydro (OSE:STL, NYSE:STO) on 10 December 2008 for use in the group’s share saving plan are on 12 December 2008 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 3 781 209 shares.

	Bought	New Share holding
Myrebøe Gunnar	91	2726
Sætre Eldar	566	6057
Øvrum Margareth	741	7977
Mellbye Peter	566	7906
Thomsen Kåre	421	5530
Svaan Morten	186	933
Bjørnson Rune	566	4351
Fritsvold Ragnar Per	143	468
Bjørn Benedikte	63	375
Torvund Tore	957	37174
Nilsen Geir	119	626
Lund Helge	1167	13857
Gjærum Reidar	426	4628
Eide Tom Melbye	601	4474
Reitan Torgrim	480	3323
Sørensen Lars Troen	250	2929
Jacobsen Jon Arnt	627	7164
Michelsen Øystein	211	2040

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: December 12, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer